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[redacted]

11021873

SEC MAIL RECEIVED
JUN 14 2011
WASH, D.C. 211 SECTION

)STATES
:HANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29755

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 03/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DELAWARE DISTRIBUTORS, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2005 MARKET STREET
(No. and Street)

PHILADELPHIA (City) PA (State) 19103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD SALUS (215) 255-1010
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP.
(Name – *if individual, state last, first, middle name*)

2001 MARKET STREET (Address) PHILADELPHIA (City) PA (State) 19103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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OATH OR AFFIRMATION

I, RICHARD SALUS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DELAWARE DISTRIBUTORS, L.P., as of June 9, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

SVP. CONTROLLER/TREASURER

Title

Kimberly Dawn Martinac

Notary Public

Kimberly Dawn Martinac

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
KIMBERLY DAWN MARTINAC, Notary Public
City of Philadelphia, Phila. County
My Commission Expires May 19, 2012

Delaware Distributors, L.P.

Financial Statements and Supplemental Information

15 Months Ended March 31, 2011

Contents

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Report of Independent Auditors

To the Partners of
Delaware Distributors, L.P.

In our opinion, the accompanying statement of financial condition and the related statement of operations, changes in partners' capital and cash flows present fairly, in all material respects, the financial position of Delaware Distributors, L.P. (the "Partnership") at March 31, 2011, and the results of its operations and its cash flows for the fifteen month period then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 9, 2011

PricewaterhouseCoopers LLP, Two Commerce Square, Suite 1700, 2001 Market Street, Philadelphia, PA 19103-7045
T: (267) 330 3000, F: (267) 330 3300, www.pwc.com/us

Delaware Distributors, L.P.

Statement of Financial Condition
(In Thousands)

March 31, 2011

Assets		
Cash and cash equivalents	$	**31,267**
Deferred dealer commissions, less accumulated amortization of $12,192		**6,017**
Due from affiliated mutual funds		**7,798**
Due from affiliates		**1,459**
Prepaid expenses and other assets		**1,319**
Total assets	$	**47,860**
Liabilities and partners' capital		
Liabilities:		
Accounts payable and accrued liabilities	$	**11,699**
Due to affiliates		**7,481**
Accrued salaries and related expenses		**1,569**
Total liabilities		**20,749**
Partners' capital:		
General partner		**271**
Limited partners		**26,840**
Total partners' capital		**27,111**
Total liabilities and partners' capital	$	**47,860**

See accompanying notes.

Delaware Distributors, L.P.

Statement of Operations
(In Thousands)

15 Months Ended March 31, 2011

Revenues		
Distribution fees	$	**106,486**
Administrative fees		**62,351**
Commissions and other income, net		**5,575**
Total revenues		**174,412**
Expenses		
Distribution costs		**109,859**
Salaries and related expenses		**24,649**
Amortization		**20,315**
Selling, general, and administrative		**19,687**
Total expenses		**174,510**
Net loss	$	**(98)**

See accompanying notes.

Delaware Distributors, L.P.

Statement of Changes in Partners' Capital
(In Thousands)

	Delaware Distributors, Inc. (General Partner)	Delaware Investment Advisers Series (Limited Partner)	Delaware Capital Management Series (Limited Partner)	Total
Percentage interest per partnership agreement	**1%**	**98%**	**1%**	**100%**
Balances as of December 31, 2009	207	20,358	207	20,772
Opening Balance Sheet Adjustment – Macquarie acquisition (See Note 1)	64	6,184	64	6,312
Capital contribution – stock-based compensation	1	123	1	125
Net loss for the 15 months ended March 31, 2011	(1)	(96)	(1)	(98)
Balances as of March 31, 2011	$ 271	$ 26,569	$ 271	$ 27,111

See accompanying notes.

Delaware Distributors, L.P.

Statement of Cash Flows
(In Thousands)

15 Months Ended March 31, 2011

Cash flows from operating activities		
Net loss	$	(98)
Adjustments to reconcile net income to net cash provided by (used in) provided by operating activities:		
Stock-based compensation		125
Amortization		20,315
Change in assets and liabilities:		
Deferred dealer commissions		(15,992)
Due from affiliated mutual funds		(929)
Due to/from affiliates, net		5,981
Prepaid expenses and other assets		(1,072)
Accounts payable and accrued liabilities		8,638
Accrued salaries and related expenses		(1,146)
Net cash provided by operating activities		15,822
Net increase in cash and cash equivalents		15,822
Cash and cash equivalents at beginning of period		15,445
Cash and cash equivalents at end of period	$	31,267
Supplemental cash flow disclosures		
Non-cash transactions:		
Opening balance sheet adjustments – Macquarie acquisition (See Note 1)		$6,312

See accompanying notes.

Delaware Distributors, L.P.

Notes to Financial Statements
(In Thousands)

March 31, 2011

1. Description of Business and Ownership and Basis of Presentation

Delaware Distributors, L.P. is a registered broker-dealer with the Financial Industry Regulatory Authority ("FINRA") and is the national distributor for affiliated mutual funds. The partners are Delaware Distributors, Inc. ("DDI") (1% General Partner), Delaware Investment Advisers Series of Delaware Management Business Trust ("DIA") (98% Limited Partner), and Delaware Capital Management Series of Delaware Management Business Trust ("DCM") (1% Limited Partner). DDI is a direct wholly-owned subsidiary of Delaware Investments U.S., Inc ("DIUS"). DIA and DCM are indirect wholly-owned subsidiaries of DIUS. DIUS is an indirect majority-owned subsidiary of Delaware Management Holdings, Inc. ("Holdings"). Holdings, an indirect majority-owned subsidiary of Macquarie Bank Limited ("Macquarie"), views the Partnership as an integral part of its investment management strategy.

On January 4, 2010, Lincoln National Corporation sold all of the outstanding common and preferred stock of Holdings and its subsidiaries to Macquarie. In connection with the transaction, Lincoln assumed certain intercompany and salary related liabilities.

The Partnership changed its fiscal year end to March 31 from December 31 in order to have a consistent year end with its new parent.

The Partnership and other affiliated entities with which the Partnership does business are under common ownership and management control. The existence of this control could result in operating results or financial position of the Partnership significantly different from those that would have been obtained if the Partnership were autonomous.

The accompanying financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP").

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include demand deposits and money market accounts in banks and other financial institutions and affiliated money market mutual funds.

At times, the Partnership may hold cash or cash equivalents in certain financial institutions over and above the Federal Depository Insurance Corporation ("FDIC") insurance limits.

2. Significant Accounting Policies (continued)

Deferred Dealer Commissions

Sales commissions paid to dealers in connection with the sale of certain shares of open-end affiliated mutual funds sold without a front-end sales charge are capitalized and amortized over a period that approximates the period of time during which such commissions are expected to be recovered from distribution plan (12b-1) payments received from the applicable affiliated mutual funds and contingent deferred sales charges received from shareholders upon the redemption of their shares. Amortization of deferred dealer commissions includes amounts related to contingent deferred sales charges received.

The deferred dealer commission asset is evaluated for impairment at least annually based on estimated future undiscounted cash flows expected to be received. The results of the impairment evaluation at March 31, 2011 indicated that the deferred dealer commission asset is not impaired.

Revenues

Distribution fees are received from affiliated mutual funds to reimburse the Partnership for the costs of marketing and selling fund shares. Distribution fees are recognized based on contracted rates as a percentage of average daily net assets of the funds. In turn, the Partnership enters into agreements with and compensates brokers who sell the affiliated fund shares and incurs other distribution costs relating to marketing and selling fund shares, which are classified within selling, general, and administrative expenses. Because it is considered the principal distributor to the funds, the Partnership utilizes the gross basis of presentation of reporting distribution fees and related distribution expenses.

Administrative fees are earned for the distribution of affiliates' products. These fees are recorded as earned.

Commissions income is recorded as of trade date and is comprised of net sales charges retained and deferred sales charges received relating to purchases and redemptions of shares of affiliated mutual funds and related products. Other income consists of dividend income related to amounts invested in an affiliated money market mutual fund.

2. Significant Accounting Policies (continued)

Stock-Based Compensation

Certain employees of the Partnership participate in the DIUS, Holdings and Macquarie stock-based compensation plans. The Partnership, DIUS and Holdings account for these plans in accordance with the Stock Compensation topic (Topic 718) of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

The Partnership expenses the fair value of stock awards included in the DIUS and Holdings plans. The fair value of all stock-based payments is recognized as compensation expense over the period an employee is required to provide service in exchange for the award. For the DIUS plan, the offset to expense is recognized as an increase in capital in excess of par value in stockholder's equity. The Holdings stock-based awards applicable to the Partnership employees are expensed by the Partnership, but the liability is included on DIA with an intercompany settlement between the Partnership and DIA. There were also DIUS stock-based awards classified as liabilities which were settled for cash during the 15 months ended March 31, 2011 and the plan has been terminated. For an equity award classified as a liability, the liability is marked to market through net income at the end of each reporting period. Expected forfeitures for the DIUS and Holdings' plans are estimated at the grant date, and revised, as needed, over the vesting period, thereby recognizing compensation expense only for those awards expected to vest.

The grant date fair value of the Macquarie awards granted to the Partnership's employees is charged to the Partnership and is expensed over the required service period.

The Partnership recognized $279 of expense for the 15 months ended March 31, 2011 related to these stock-based compensation awards and is included in salaries and related expenses on the Partnership's Statement of Operations.

Taxes

Under the provisions of the Internal Revenue Code and applicable state and local tax regulations, the taxable income or loss of the Partnership is reported in the tax returns of the partners in accordance with the terms of the partnership agreement. Accordingly, no provision has been made in the accompanying financial statements for federal, state or local taxes.

2. Significant Accounting Policies (continued)

Taxes (continued)

The Partnership does not have not have any tax positions at the end of the year for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Fair Value Measurements

Fair value of cash and cash equivalents approximate the carrying amount reported in the Statement of Financial Condition for these instruments. Due from affiliated mutual funds, due from affiliates and current liabilities are short-term in nature and are generally settled within 60 days. Therefore, fair value approximates the carrying amount reported in the Statement of Financial Condition.

3. Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The Partnership's net capital, required net capital, and ratio of aggregate indebtedness to net capital were as follows:

	March 31, 2011
Net capital	$ 169
Required net capital	$ 1,383
Ratio of aggregate indebtedness to net capital	122.7 to 1

(In Thousands)

3. Net Capital Requirements (continued)

As of March 31, 2011, net capital was below the required minimum of $1,383 due to the disallowance of an overnight cash sweep account in the net capital calculation. The $9,932 in this account is included in cash and cash equivalents on the Statement of financial condition. See Note 6, Subsequent Event, for further information.

During the period in which the ratio of aggregate indebtedness to net capital exceeded 15-to-1, the Partnership made no distributions to the partners.

4. Employee Benefit Plans

Defined Contribution Plans

The Partnership participates in a defined contribution plan sponsored by Holdings. The Partnership makes annual contributions to the plan equal to 4.0% of a participant's eligible compensation up to $125. Expense related to the plan totaled $330 for the 15 months ended March 31, 2011.

The Partnership participates in a 401(k) plan sponsored by Holdings. The Partnership makes matching contributions equal to 100% of each participant's pre-tax contribution up to 3% of compensation plus an additional contribution equal to 50% of the next 2% of eligible compensation contributed by the participant. Expense related to the 401(k) plan totaled $535 for the 15 months ended March 31.

Certain employees of the Partnership had participated in a nonqualified, unfunded, deferred compensation plan sponsored by Lincoln. Effective with the sale of Holdings, this plan was terminated. Certain plan liabilities were transferred to Lincoln for retired employees and for employees retained by Lincoln. The remaining participant balances were frozen as of January 4, 2010 and paid to participants on January 22, 2010. The Partnership did not recognize expense for this plan in the 15 months ended March 31, 2011.

(In Thousands)

5. Related Party Transactions

The related party transactions below are in addition to those discussed elsewhere in the notes to the financial statements.

At March 31, 2011 the Partnership had cash equivalents in an affiliated money market mutual fund of $20,896. In the 15 months ended March 31, 2011, the Partnership recognized investment income of $12 relating to this investment and is included in Commissions and other income on the Statement of Operations.

The Partnership was charged selling, general, and administrative expenses of $9,862 primarily by Holdings and Macquarie affiliates for the 15 months ended March 31, 2011 for services provided by employees of affiliates.

The Partnership allocates certain costs related to the distribution of managed account products to an affiliate. The costs allocated are presented as a reduction of salaries and related expenses and selling, general and administrative expenses and were $2,353 and $436, respectively, for the 15 months ended March 31, 2011.

The Partnership generally settles its intercompany balances on a regular basis. Due from affiliates and Due to affiliates on the Statement of Financial Condition include all outstanding balances arising from the above transactions.

6. Subsequent Event

On May 26, 2011, the Partnership closed the overnight cash sweep account which was disallowed in the net capital calculation as of March 31, 2011. As a result of this action, the Partnership's net capital as of May 31, 2011 was approximately $12,751, of which $11,658 was in excess of the minimum net capital required of $1,093. The Partnership's ratio of aggregate indebtedness to net capital was 1.29 to 1 as of May 31, 2011.

The Partnership has evaluated its subsequent events through June 9, 2011, the date the Partnership's financial statements were available to be issued, and has determined there were no additional matters to be disclosed.

Supplemental Information

Delaware Distributors, L.P.

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
(In Thousands)

March 31, 2011

Net capital		
Total partnership capital	$	27,111
Deductions:		
Total nonallowable assets		26,524
Security haircuts		418
Net capital	$	169
Aggregate indebtedness		
Items included in Statement of Financial Condition:		
Total liabilities	$	20,748
Total aggregate indebtedness	$	20,748
Computation of basic net capital requirement		
Minimum net capital required	$	1,383
Net capital deficit	$	(1,214)
Net capital deficit at 1000% (net capital less 10% of aggregate indebtedness)	$	(1,906)
Ratio: Aggregate indebtedness to net capital		122.7 to 1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Partnership's unaudited amended March 31, 2011 Part IIA Focus Filing as filed on June 9, 2011.

Delaware Distributors, L.P.

Schedule II – Statement Regarding Rule 15c3-3

March 31, 2011

The Partnership is exempt from Rule 15c3-3 of the Securities and Exchange Commission under Section (k)(2)(i) of the Rule.

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FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

Delaware Distributors, L.P.
15 Months Ended March 31, 2011
With Report of Independent Auditors

pwc

Financial Statements and Supplemental Information

Delaware Distributors, L.P.
15 Months Ended March 31, 2011
With Report of Independent Auditors

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Partners of
Delaware Distributors, L.P.

In planning and performing our audit of the financial statements of Delaware Distributors, L.P. (the "Partnership") as of and for the year ended March 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PricewaterhouseCoopers LLP, Two Commerce Square, Suite 1700, 2001 Market Street, Philadelphia, PA 19103-7042
T: (267) 330 3000, F: (267) 330 3300, www.pwc.com/us

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weakness. However, one deficiency in internal control was identified that we consider to be a material weakness, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of the Partnership, as of and for the year ended March 31, 2011, and this report does not affect our report thereon dated June 9, 2011.

The Partnership did not comply with the minimum net capital requirement as of March 31, 2011 due to a cash sweep account which resulted in a non-allowable asset. On May 26, 2011, the account was closed and cash was not swept thereafter.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were not adequate at March 31, 2011 to meet the SEC's objectives based on the deficiency previously described.

This report is intended solely for the information and use of the partners, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Philadelphia, PA
June 9, 2011